UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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VERA BRADLEY, INC.
(Exact name of registrant as specified in its charter)
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Indiana	001-34918	27-2935063
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2208 Production Road, Fort Wayne, Indiana	46808
(Address of Principal Executive Offices)	(Zip Code)
(877) 708-8372
(Registrant’s telephone number, including area code)
None
(Former name, former address and former fiscal year, if changed since last report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

1.	Introduction

The terms “Company” and “Vera Bradley” refer to Vera Bradley, Inc. and its subsidiaries, except where context requires or where otherwise indicated. Vera Bradley is a leading designer, producer, marketer, and retailer of stylish, highly functional accessories primarily for women. The Company’s products include a wide offering of handbags, accessories, and travel and leisure items.

Vera Bradley, Inc. contracts to manufacture products that may contain gold, tantalum, tin and tungsten (3TG), such as handbags, accessories, and travel and leisure items. As these materials are necessary to Vera Bradley, Inc.’s products, the company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo (DRC) and surrounding area.

2.	Conflict Minerals Disclosures

In accordance with the execution of this policy, Vera Bradley, Inc. has concluded in good faith that during 2013,

a)
Vera Bradley, Inc. contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)
Based on a “reasonable country of origin inquiry” (RCOI) and subsequent due diligence, Vera Bradley, Inc. does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Vera Bradley, Inc. has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, and both reports are posted to a publicly available Internet site at http://www.verabradley.com/custserv/custserv.jsp?pageName=supplychain.

3.	Reasonable Country of Origin Inquiry Description

To implement the RCOI, Vera Bradley, Inc.’s Tier 1 suppliers were engaged to collect information regarding the presence and sourcing of gold, tantalum, tin and tungsten (3TG) used in the products supplied to Vera Bradley, Inc. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.
Supplier engagement followed these steps:

•	An introduction email was sent to Tier 1 suppliers describing the compliance requirements and requesting conflict minerals information;

•	Following the initial introductions to the program and information request, at least 3 reminder emails were sent to each non-responsive supplier requesting survey completion
An escalation process was initiated with Vera Bradley, Inc. for suppliers who continued to be non-responsive after the above contacts were made. The program utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection.
Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier contacts were conducted to address issues including implausible statements regarding no presence of 3TG, incomplete data on EICC-GeSI reporting templates, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.

4.	RCOI Results
A total of 47 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 75%. Of these responding suppliers, 8% responded yes as to having one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Vera Bradley, Inc.

5.	Due Diligence

A description of the measures Vera Bradley, Inc. took to exercise due diligence on the source and chain of custody of its conflict minerals for which Vera Bradley, Inc. knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vera Bradley, Inc.

Date: June 2, 2014	By:	/s/ Kevin J. Sierks
Kevin J. Sierks Executive Vice President – Chief Financial Officer